June 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3010

Attention: Stacie Gorman, Esq.

Re:	Dynex Capital, Inc.

Registration Statement No. 333-222354

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dynex Capital, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. (Washington, D.C. time) on Thursday, June 28, 2018, or as soon thereafter as is practicable.

Please contact our counsel, Susan S. Ancarrow, Troutman Sanders LLP, at (804) 697-1861, with any questions or to notify the Company telephonically of the effectiveness of the Registration Statement.

Very truly yours,

DYNEX CAPITAL, INC.

By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti
Executive Vice President, Chief Financial Officer and Chief Operating Officer